NEWS RELEASE	ELD No. 11-08
TSX: ELD NYSE: EGO ASX: EAU	May 5, 2011

Q1, 2011 Financial and Operating Results

Operating Results and Construction on Plan

Earnings per share $0.10; Cash Flow per share $0.17

(all figures in United States dollars unless otherwise noted)

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation, ("Eldorado" the "Company" or "we")  is pleased to report on the Company's financial and operational results for the first quarter ended March 31, 2011.  Eldorado reported net income attributable to shareholders of the Company of $52.5 million for the period and generated $91.7 million in cash from operating activities before changes in non-cash working capital.

"All of our mines performed in accordance with their operating plans in terms of production and operating costs to produce 148,577 ounces of gold at a cash operating cost of $410 per ounce.  During the quarter we also completed the Phase III expansion at Kisladag and a major overhaul of the primary crusher mainframe.  Construction at Efemcukuru remains on schedule with first gold to be produced this quarter. With a strong start to the year, the Company retains its guidance of producing 715,000-770,000 ounces at cash operating cost of $375-395/oz." said Paul Wright, President and CEO of Eldorado Gold.

Q1 2011   Highlights

•

Increased  proven and probable gold reserves to 18.7 million ounces and  measured and indicated resources to 22.9  million ounces

•

Produced 148,577  ounces of gold at an average cash operating cost of $410 per ounce (total cash cost  $462  per ounce)

•

Sold 148,530 ounces of gold at an average  realized  price of $1,397 per ounce

•

Reported earnings of $0.10  per share

•

Generated $91.7  million  ($0.17 per share)  from operating activities before changes in  non-cash working capital

•

Paid dividend of  $0.05 to shareholders on record February 11, 2011

Financial Results

Eldorado's consolidated net income attributable to the shareholders of the Company for the first quarter of 2011 was $52.5 million or $0.10 per share compared to $50.5 million or $0.09 per share in the first quarter of 2010.  The increase in profit for the period was the result of a higher gold price and a contributing profit from Vila Nova.

In the first quarter of the year, 148,530 ounces of gold were sold at an average price of $1,397 per ounce compared to 163,446 ounces of gold at an average realized price of $1,110 per ounce in the first quarter of 2010.  In addition, 85,421 dry metric tonnes of iron ore were sold at an average price of $124 per dry metric tonne.

Operating Performance

Kisladag
During the quarter, 2,341,635 tonnes of ore were placed on the leach pad at an average grade of 1.04 grams of gold per tonne. We produced 50,833 ounces of gold at a cash operating cost of $386 per ounce, compared to record production of 82,240 ounces of gold at a cash operating cost of $304 per ounce in the first quarter of 2010.  Production was lower than the first quarter of 2010 in part due to the planned major overhaul of the primary crusher mainframe and integrating the Phase III expansion.

Tanjianshan("TJS")
TJS produced 28,493 ounces of gold at a cash operating cost of $402 per ounce in Q1 2011, as compared to 25,423 ounces at a cash operating cost of $420 per ounce in Q1 2010.  Additional roaster feed provided by Qinglongtan concentrate has helped TJS to increase gold production while processing lower grade ore.

Jinfeng
The operation processed 384,400 tonnes of ore at a grade of 4.32 grams of gold per tonne and produced 48,564 ounces of gold at a cash operating cost of $430 per ounce.  Strip ratio fell at Jinfeng to 1.61:1 this quarter as a result of the planned mining at the bottom of the open pit during the quarter.

White Mountain

At our White Mountain mine, we processed 140,211 tonnes of ore at a grade of 5.70 grams of gold per tonne and produced 20,687 ounces of gold at a cash operating cost of $438 per ounce. White Mountain achieved record production during the quarter was due to higher grade and improved recoveries.

Vila Nova

In the quarter, 138,114 tonnes of run-of-mine iron ore were mined.  Two shipments, one of lump ore and another of sinter fines, totalling 85,421 dry metric tonnes were made during the quarter.  Both of these shipments were sold into the Chinese spot market at prices averaging $124 per dry metric tonne delivered to the Santana Port in Brazil.  Total cash cost (including royalties, production taxes and shipping costs) were approximately $53 per tonne.

Development

Efemcukuru

Dry commissioning of the concentrator plant continued during the quarter.   The majority of the circuit was tested with the exception of the gold room which was reaching the final stages of completion.  The high voltage power supply was tied into the plant in April.  Wet commissioning of the plant is projected to take place in the second quarter.  The remaining construction activity at site has focused on completion of the filtration and backfill plants.  All mechanical equipment has been installed.  Piping and electrical installations have been ongoing.

Underground development continued on schedule with approximately 3,000 meters of development completed by the end of the quarter representing approximately 70% of the contract value.  A portable crusher is on site to provide temporary crushing capacity of ore production during the commissioning of the plant until the underground crusher installation has been completed, which is projected to be in the third quarter of 2011.

Eastern Dragon

During the quarter construction continued at the Eastern Dragon Project despite extreme weather conditions. We successfully advanced the winter works program schedule safely and efficiently through this difficult period.  Currently we are focused on the civil and structural installations.

Perama Hill

The Ministry of Environment continues to review our Preliminary Environmental Impact Assessment. As part of our ongoing efforts to work with various levels of government and other stakeholders in regards to educating and providing a better understanding of best practises in modern gold mining, specifically in the European Union, arrangements were made to take stakeholders to visit mining operations in Finland.  We continue our efforts with government officials to advance the permitting process and answer any questions they may have regarding the benefits the Perama Hill project can bring to Greece.

Tocantinzinho ("TZ")

Subsequent to the end of the quarter, the Company released a Positive Technical Study ("Study")  on the 100% owned Tocantinzinho Gold Project located in Para state in  Central Brazil.  The Study highlighted an 11-year open pit mine that will operate with a production rate of 4.4 million tonnes per year producing an average of 159,000 ounces of gold annually at a cash operating cost of $559 per ounce.  Initial capital investment will be $383.5 million.

Exploration

Turkey

During the first quarter, exploration in Turkey focused on drilling at Sayacik and AS and on fieldwork related to target definition at several other early-stage prospects.  Exploration drilling at the Kisladag and Efemcukuru mine areas will commence during the second quarter.

At Sayacik, the final drill holes of the 2010 program that targeted the remaining untested geophysical anomalies on the property were completed.  Both drill holes intersected altered volcaniclastic and intrusive rock sequences, but had no significant mineralization.  All assay results have been received from the 2010 drilling program and no further work is planned at this time.

At the AS deposit, two drill holes tested surface geochemical anomalies, completing the planned 2010 program.  The low-grade Cu, Mo, and Au values obtained from the program do not support further exploration on the property at this time.  We also completed reconnaissance fieldwork, including mapping and soil geochemistry surveys on the early-stage Dogancilar and Atalan projects this winter.

Brazil

During the first quarter at TZ we drilled 11 diamond drill holes (3,691 meters) to test exploration targets peripheral to the main deposit area.  These targets were defined by a combination of surface soil geochemical anomalies, chargeability or resistivity anomalies and areas of known mineralization based on garimpero workings or surface gold occurrences.  Several of the drill holes encountered granitoid units with similar lithologic, alteration, and mineralisation character to that found in the TZ deposit, although gold assay results received  from the first few drill holes have been limited to narrow, low grade intercepts.

Soil sampling programs during the quarter were initiated to extend the area of coverage both along and peripheral to the TZ trend.  In addition, grid-based augur drilling commenced within areas containing broad gold geochemical anomalies in soil to more closely define targets for diamond drilling.

At Agua Branca where we hold an option, fieldwork this quarter focused on soil geochemical sampling aimed at defining targets for diamond drilling in the second and third quarter of 2011.

China

During the quarter we focused our exploration on projects in the Guizhou region.  Three drill holes totalling 331 meters were completed at the Banna and Weiruo prospects in Jinluo Exploration License.

At the Jinfeng mine, we completed 3,607 meters of underground drilling from the 310 level mainly devoted to infill of the mineralized zones along the F2, F3, and F7 faults.  We also completed reverse circulation drilling in the Rongban portion of the deposit to better define the continuity and extent of mineralized zones.  We made progress on a revised structural/lithologic model for the deposit, directed towards refining our knowledge of controls on gold distribution, defining new drill targets, and helping constrain future resource estimates.

In the White Mountain, Eastern Dragon and TJS areas, field activities were limited by winter conditions but plans for the 2011 program were completed during the quarter.

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Greece, Brazil. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

"Paul N. Wright"

Paul N. Wright

President and Chief Executive Officer

Eldorado will host a conference call on Friday, May 6, 2011 to discuss the 2011 First Quarter Financial and Operating Results at 11:30 a.m. EDT (8:30 a.m. PDT).  You may participate in the conference call by dialling 416-340-8527 in Toronto or 1-877-440-9795 toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, President and CEO of Eldorado Gold.  The call will be available on Eldorado's website. www.eldoradogold.com.  A replay of the call will be available until May 13, 2011 by dialling 905-694-9447 in Toronto or 1-800-408-3053 toll free in North America and entering the Pass code: 7200381.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to  the Company's Q1, 2011 Financial and Operating Results.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2011

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO). Our Chess Depositary Interests trade on the Australian Securities Exchange (ASX: EAU).

Contact:

Nancy Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages:reception@eldoradogold.com

PRODUCTION HIGHLIGHTS

	First Quarter 2011	First Quarter 2010	Second Quarter 2010	Third Quarter 2010	Fourth Quarter 2010
Gold Production
Ounces Sold	148,530	163,446	172,826	154,655	149,022
Ounces Produced	148,577	164,928	167,940	151,297	148,374
Cash Operating Cost ($/oz)[1,3]	410	370	357	386	418
Total Cash Cost ($/oz)[2,3]	462	397	410	431	460
Realized Price ($/oz - sold)	1,397	1,110	1,195	1,231	1,373
Kişladağ Mine, Turkey
Ounces Sold	50,832	83,974	69,197	66,113	59,741
Ounces Produced	50,833	82,240	70,451	62,086	59,815
Tonnes to Pad	2,341,635	2,898,199	2,686,284	2,767,179	2,021,057
Grade (grams / tonne)	1.04	1.12	1.12	0.98	1.00
Cash Operating Cost ($/oz)[3]	386	304	304	337	382
Total Cash Cost ($/oz)[2,3]	408	307	345	359	354
Tanjianshan Mine, China
Ounces Sold	28,493	18,947	38,261	28,847	30,710
Ounces Produced	28,493	25,423	28,884	28,847	30,710
Tonnes Milled	238,070	249,738	271,749	283,598	244,867
Grade (grams / tonne)	3.90	4.01	4.38	3.84	4.59
Cash Operating Cost ($/oz)[3]	402	420	387	391	349
Total Cash Cost ($/oz)[2,3]	515	517	483	493	459
Jinfeng Mine, China
Ounces Sold	48,518	49,674	48,623	45,447	38,282
Ounces Produced	48,564	45,615	52,659	46,116	37,560
Tonnes Milled	384,400	389,851	392,211	387,427	387,710
Grade (grams / tonne)	4.32	4.23	4.51	4.42	3.81
Cash Operating Cost ($/oz) [3]	430	422	381	425	486
Total Cash Cost ($/oz) [2,3,4]	482	462	423	473	585
White Mountain Mine, China
Ounces Sold	20,687	10,851	16,745	14,248	20,289
Ounces Produced	20,687	11,650	15,946	14,248	20,289
Tonnes Milled	140,211	130,643	167,981	154,125	169,669
Grade (grams / tonne)	5.71	4.09	3.78	4.01	4.06
Cash Operating Cost ($/oz) [3]	438	550	442	477	498
Total Cash Cost ($/oz) [2,3]	475	589	474	507	536

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash Operating Costs, plus royalties and the cost of off-site administration.

3

Cash operating costs and total cash costs are non-GAAP measures.  See the section "Non-GAAP Measures" of this Review.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	March 31, 2011	December 31, 2010	January 1, 2010

ASSETS
Current assets
Cash and cash equivalents		294,116	314,344	265,369
Restricted cash	6	55,399	52,425	50,000
Marketable securities		6,864	8,027	13,951
Accounts receivable and other		34,123	42,437	26,434
Inventories		147,982	147,263	129,197
		538,484	564,496	484,951
Inventories		28,940	29,627	31,534
Investment in significantly influenced company	5	6,324	6,202	-
Deferred income tax assets		6,562	-	-
Restricted assets and other		19,741	19,328	13,759
Property, plant and equipment		2,742,579	2,699,787	2,527,567
Goodwill		365,928	365,928	324,935
		3,708,558	3,685,368	3,382,746
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		148,490	145,695	153,036
Current debt	7	93,648	98,523	56,499
		242,138	244,218	209,535
Debt	7	63,596	68,140	134,533
Asset retirement obligations		33,632	33,228	26,995
Pension fund obligation		12,595	12,019	7,811
Deferred tax liabilities		329,537	330,512	355,425
		681,498	688,117	734,299
Equity
Share capital	11	2,818,238	2,814,679	2,671,634
Treasury stock	12(b)	(5,870)	-	-
Contributed surplus		28,326	22,967	17,865
Accumulated other comprehensive income		(2,213)	(1,637)	2,227
Retained earnings (deficit)		149,953	125,221	(69,423)
Total equity attributable to shareholders of the Company		2,988,434	2,961,230	2,622,303
Attributable to non-controlling interests		38,626	36,021	26,144
		3,027,060	2,997,251	2,648,447
		3,708,558	3,685,368	3,382,746

Subsequent events	7(a)(d)

See accompanying notes to consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31	Note	2011	2010

Revenue
Metal sales		218,073	181,479

Cost of sales
Production costs		74,311	64,590
Depreciation and amortization		31,217	23,333
Total cost of sales		105,528	87,923
Gross profit		112,545	93,556

Exploration expenses		3,841	3,333
Mine standby costs		-	706
General and administrative expenses		21,034	10,418
Employee benefit expenses	8	423	211
Share based payments		7,352	6,947
Asset retirement obligation costs		366	513
Foreign exchange loss (gain)		647	(1,560)
Gain on disposal of assets		-	(1,506)
Operating profit		78,882	74,494

Gain on marketable securities		(635)	(1,112)
Other (income) expenses		(1,397)	(671)
Interest and financing costs		1,589	2,613

Profit before taxation		79,325	73,664
Income tax expense		20,625	20,356
Profit for the period		58,700	53,308

Attributable to:
Shareholders of the Company		52,473	50,502
Non-controlling interests		6,227	2,806
Profit for the period		58,700	53,308

Weighted average number of shares outstanding
Basic		548,320	538,009
Diluted		551,500	540,911

Earnings per share attributable to shareholders of the Company:
Basic earnings per share		0.10	0.09
Diluted earnings per share		0.10	0.09

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31	2011	2010

Profit for the period	58,700	53,308
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets (net of taxes of $nil and $106)	(414)	1,459
Realized losses on disposal of available-for-sale financial assets transferred to net income	(162)	-
Actuarial losses on defined benefit pension plans	-	-
Total other comprehensive (loss) income for the period	(576)	1,459
Total comprehensive income for the period	58,124	54,767

Attributable to:
Shareholders of the Company	51,897	51,961
Non-controlling interests	6,227	2,806
Total comprehensive income for the period	58,124	54,767

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Attributable to shareholders of the Company
	Note	Share capital	Treasury stock	Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total	Non-controlling interests	Total equity
Balance at January 1, 2011	11	2,814,679	-	22,967	(1,637)	125,221	2,961,230	36,021	2,997,251
Total comprehensive (loss) income for the quarter		-	-	-	(576)	52,473	51,897	6,227	58,124
									-
Dividends declared to Non-controlling interests		-	-	-	-	-	-	(3,622)	(3,622)
Purchase of treasury stock		-	(5,870)	-	-	-	(5,870)	-	(5,870)
Shares issued upon exercise of share options, for cash		2,080	-	-	-	-	2,080	-	2,080
Estimated initial fair value of employee options exercised		813	-	-	-	-	813	-	813
Shares issued upon exercise of warrants, for cash		666	-	-	-	-	666	-	666
Options exercised, credited to share capital		-	-	(813)	-	-	(813)	-	(813)
Share based payments		-	-	6,172	-	-	6,172	-	6,172
Dividend paid to shareholders of the Company		-	-	-	-	(27,741)	(27,741)	-	(27,741)
Balance at March 31, 2011		2,818,238	(5,870)	28,326	(2,213)	149,953	2,988,434	38,626	3,027,060

		Attributable to shareholders of the Company
	Note	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total	Non-controlling interests	Total equity
Balance at January 1, 2010		2,671,634	17,865	2,227	(69,423)	2,622,303	26,144	2,648,447
Total comprehensive income for the quarter		-	-	1,459	50,502	51,961	2,806	54,767

Dividends declared to Non-controlling interests		-	-	-	-	-	(1,286)	(1,286)
Shares issued upon exercise of share options, for cash		5,594	-	-	-	5,594	-	5,594
Estimated initial fair value of employee options exercised		1,981	-	-	-	1,981	-	1,981
Share based payments		-	6,947	-	-	6,947	-	6,947
Stock-based compensation on Brazauro warrants & options converted		-	-	-	-	-	-	-
Options exercised, credited to share capital		-	(1,981)	-	-	(1,981)	-	(1,981)

Balance at March 31, 2010		2,679,209	22,831	3,686	(18,921)	2,686,805	27,664	2,714,469

See accompanying notes to the unaudited consolidated financial statements.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.

General Information

Eldorado Gold Corporation ("Eldorado" or the "Company") is a gold exploration, development, mining and production company. The Company has ongoing exploration and development projects in Turkey, China, Greece and Brazil. The Company acquired control of Sino Gold Mining Ltd. ("Sino Gold") in December 2009, including its two producing mines, Jinfeng and White Mountain, as well as the Eastern Dragon development project. It also completed in July 2010 the acquisition of Brazauro Resources Corporation ("Brazauro"), whose main asset is the Tocantinzinho exploration and development project in Tapajós, Brazil.

Eldorado is a public company which is listed on the Toronto Stock Exchange, New York Stock Exchange and the Australian Stock Exchange and is incorporated and domiciled in Canada.

2.

Basis of preparation and first-time adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants ("CICA Handbook"). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards ("IFRS"), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly the Company has commenced reporting on this basis in these condensed consolidated financial statements. In the financial statements, the term "Canadian GAAP" refers to Canadian GAAP before the adoption of IFRS.

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting ("IAS 34") and IFRS 1 First-time Adoption of International Financial Reporting Standards ("IFRS 1"). Subject to certain IFRS 1 transition elections disclosed in note 14, the Company has consistently applied the same accounting policies in its opening IFRS balance sheet as at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 14 discloses the impact of the transition to IFRS on the Company's reported balance sheet and comprehensive income, including the nature and effect of significant changes in accounting policies from those used in the Company's consolidated financial statements for the year ended December 31, 2010.

These condensed consolidated interim financial statements do not include all of the information and footnotes required by International Financial Reporting Standards ("IFRS") for complete financial statements for year-end reporting purposes. Results for the period ended March 31, 2011 are not necessarily indicative of future results. Any subsequent changes to IFRS that are reflected in the Company's consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

Upcoming changes in accounting standards

The following standards and amendments to existing standards have been published and are mandatory for Eldorado's annual accounting periods beginning January 1, 2012, or later periods:

•

IFRS 9 'Financial Instruments: Classification and Measurement' - This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. This standard is effective for years beginning on/after January 1, 2013.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies

The principal accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated financial statements, and have been applied consistently by Eldorado entities. Refer to Note 14 for the IFRS 1 exemptions taken in applying IFRS for the first time.

3.1

Basis of presentation and principles of consolidation

(i)

Subsidiaries

Subsidiaries are entities controlled by Eldorado. Control exists when Eldorado has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The purchase method of accounting is used to account for business acquisitions. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date, irrespective of the extent of any non-contolling interest. The excess of the cost of acquisition over the fair value of Eldorado's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets acquired, the difference, or gain is recognised directly in the income statement.

The most significant wholly owned and partially owned subsidiaries of Eldorado, are presented below:

Subsidiary	Location	Ownership interest	Status	Operations and development projects owned
Qinghai Dachaidan Mining Ltd (QDML)	China	90%	Consolidated	TJS Gold Mine
Tüprag Metal Madencilik Sanayi ve Ticaret AS	Turkey	100%	Consolidated	Kişladağ Gold Mine Efemcukuru Project
Unamgen Mineração e Metalurgia S/A	Brazil	100%	Consolidated	Vila Nova Iron Ore Mine
Thracean Gold Mining SA	Greece	100%	Consolidated	Perama Hill Project
Sino Guizhou Jinfeng Mining Limited	China	82%	Consolidated	Jinfeng Mine
Sino Gold Jilin BMZ Mining Limited	China	95%	Consolidated	White Mountain Mine
Heihe Rockmining Limited	China	95%	Consolidated	Eastern Dragon Project
Brazauro Resources Corporation	Brazil	100%	Consolidated	Tocantinzinho Project

(ii)

Associates (equity accounted investees)

Associates are those entities where Eldorado has the ability to exercise significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Associates and jointly controlled entities are accounted for using the equity method (equity accounted investees) and are generally recognized initially at cost. The consolidated financial statements include Eldorado's share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of Eldorado, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Company's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

At each balance sheet date, the investment in associates is assessed for indicators of impairment.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

(iii) Transactions with non-controlling interests

Eldorado treats transactions with non-controlling interests as transactions with third parties. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(iv)

Transactions eliminated on consolidation

Intra-company and intercompany balances and transactions, and any unrealized income and expenses arising from all such  transactions, are eliminated in preparing the consolidated financial statements.

3.2

Foreign currency translation

(i)

Functional and presentation currency

Items included in the financial statements of each of Eldorado's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars, which is the Company's functional and presentation currency, as well as the functional currency of all significant subsidiaries.

(ii)

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

3.3

Property, plant and equipment

(i)

Cost and valuation

Property, plant and equipment are carried at cost less accumulated depreciation and any impairment in value. When an asset is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is recognized as a gain or loss in the income statement.

(ii)

Property, plant and equipment

Property, plant and equipment include expenditures incurred on properties under development, significant payments related to the acquisition of land and mineral rights and property, plant and equipment which are recorded at cost on initial acquisition. Cost includes the purchase price and the directly attributable costs of acquisition or construction required to bring an asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

(iii)

Depreciation

Mine development costs, property, plant and equipment and other mining assets whose estimated useful life is the same as the remaining life of the mine are depreciated, depleted and amortized over a mine's estimated life using the units-of-production method calculated based on proven and probable reserves.  Capitalized development costs related to a multi-pit operation are amortized on a pit-by-pit basis over the pit's estimated life using the unit of production method calculated based on proven and probable reserves related to each pit.

Property, plant and equipment and other assets whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight-line basis over the estimated useful life of the assets.

Where components of an asset have a different useful life and cost that is significant to the total cost of the asset, depreciation is calculated on each separate component.

Depreciation methods, useful lives and residual values are reviewed at the end of each year.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

(iv)

Subsequent costs

Expenditure on major maintenance or repairs includes the cost of replacement parts of assets and overhaul costs.  Where an asset or part of an asset is replaced and it is probable that further future economic benefit will flow to the Company, the expenditure is capitalized.  Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefit will flow to the Company and any remaining costs of previous overhauls relating to the same asset are derecognized.  All other expenditures are expensed as incurred.

v)

Deferred stripping costs

Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs are capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs (pre-stripping). Capitalized stripping costs are amortized on a unit of production basis over the economically recoverable proven and probable reserves to which they relate.

(vi)

Borrowing costs

Borrowing costs are expensed as incurred except where they are directly attributable to the financing of construction or development of assets requiring a substantial period of time to prepare for their intended future use.  Interest is capitalized up to the date when substantially all the activities necessary to prepare the asset for its intended use are complete.

Investment income arising on the temporary investment of proceeds from borrowings is offset against borrowing costs being capitalized.

(vii)

 Mine standby and restructuring costs

Mine standby costs and costs related to restructuring a mining operation are charged directly to expense in the period incurred. Mine standby costs include labour, maintenance and mine support costs during temporary shutdowns of a mine. Restructuring costs include severance payments to employees laid off as a result of outsourcing the mining function.

3.4

Exploration and evaluation expenditures

Exploration expenditures reflect the costs related to the initial search for mineral deposits with economic potential or obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. All expenditures relating to exploration activities are expensed as incurred.

Evaluation expenditures reflect costs incurred at development projects related to establishing the technical and commercial viability of developing mineral deposits identified through exploration or acquired through a business combination or asset acquisition.

Evaluation expenditures include the cost of:

i)

establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve,

ii)

determining the optimal methods of extraction and metallurgical and treatment processes,

iii)

studies related to surveying, transportation and infrastructure requirements,

iv)

permitting activities, and

v)

economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

Evaluation expenditures and the subsequent mine development costs are capitalized if management determines that there is sufficient evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when it is expected the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

▪

There is a probable future benefit that will contribute to future cash inflows;

▪

The Company can obtain the benefit and control access to it, and;

▪

The transaction or event giving rise to the benefit has already occurred.

Expenditures incurred on extensions of mineral properties which are already being mined or developed that increase production volume or extend the life of those properties are also capitalized. Capitalized expenditures are assessed for potential impairment at the end of each reporting period.

3.5

Goodwill and other intangible assets

Intangible assets consist of all identifiable non-monetary assets without physical substance. Intangible assets are stated at cost less accumulated amortization and accumulated impairment losses, if any. The following are the main categories of intangible assets:

(i)

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of Eldorado's share of the net assets of the acquired subsidiary, associate, joint venture or business at the date of acquisition. Goodwill on acquisition of subsidiaries and businesses is shown separately as goodwill in the financial statements. Goodwill on acquisition of associates is included in investments in significantly influenced company and tested for impairment as part of the overall balance.

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. The impairment testing is performed annually or more frequently if events or changes in circumstances indicate that it is impaired.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash-generating units to which goodwill has been allocated changes due to a re-organization, the goodwill is re-allocated to the units affected.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Acquisitions prior to January 1, 2010

As described in note 14 (a), on transition to IFRS, Eldorado elected to restate only those business combinations that occurred on or after January 1, 2010. In respect of acquisitions prior to January 1, 2010, goodwill represents the amount recognized under Eldorado's previous accounting framework, Canadian GAAP.

Acquisitions on or after January 1, 2010

For acquisitions on or after January 1, 2010, goodwill represents the excess of the fair value of the consideration transferred over Eldorado's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. Goodwill is not recognized in respect of non-controlling interests. When the excess is negative (negative goodwill), it is recognized immediately in income.

3.6

Impairment of non-financial assets

Other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment test is performed when the impairment indicators demonstrate that the carrying amount may not be recoverable.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.  The recoverable amount is an asset's fair value less cost to sell and value in use.   For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units, or 'CGU's).  These are typically the individual mines or development projects.

Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU based on the detailed mine and/or production plans. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal. For mining assets, fair value less cost to sell is often estimated using a discounted cash flow approach because a fair value is not readily available from an active market or binding sale agreement. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. Non-financial assets other than goodwill impaired in prior periods are reviewed for possible reversal of the impairment when events or changes in circumstances indicate that an item is no longer impaired.

3.7

Financial assets

(i) Classification

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities of greater than 12 months after the end of the reporting period, which are classified as non-current assets. Eldorado's loans and receivables comprise cash and cash equivalents, restricted cash, accounts receivable and other and restricted assets and other in the balance sheet.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. Eldorado's available-for-sale financial assets comprise marketable securities not held for the purpose of trading.

(ii) Recognition and measurement

Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the income statement within 'gain or loss on marketable securities' in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statement as part of other income when Eldorado's right to receive payments is established.

When marketable securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in other comprehensive income are included in the income statement as 'gain or loss from marketable securities'.

 (iii)

Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset that was previously recognized in profit or loss - is removed from equity and recognized in the income statement.

All impairment losses are recognized in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. Impairment losses recognized for equity securities are not reversed.

3.8  Derivative financial instruments

Derivatives are recognized initially at fair value on the date a derivative contract is entered into. Subsequent to initial recognition, derivatives are measured at fair value, and changes in fair value thereafter are recognized in profit and loss. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date. Derivatives are not accounted for using hedge accounting.

3.9

 Inventories

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and conditions are accounted for as follows:

i)

Product inventory consists of stockpiled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations, doré awaiting refinement and unsold bullion, all of which are valued at the lower of average cost and net realizable value. Product inventory costs consist of direct production costs including mining, crushing and processing; site administration costs; and allocated indirect costs, including depreciation and amortization of property, plant and equipment.

Inventory costs are charged to operations on the basis of ounces of gold sold. The Company regularly evaluates and refines estimates used in determining the costs charged to operations and costs absorbed into inventory carrying values based upon actual gold recoveries and operating plans.

Inventories for which processing and sale is not expected to complete within one year is classified as non-current.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

ii)

Materials and supplies inventory consists of consumables used in operations, such as fuel, chemicals, reagents and spare parts, which are valued at the lower of average cost and net realisable value and, where appropriate, less a provision for obsolescence. Costs include acquisition, freight and other directly attributable costs.

3.10  Trade receivables

Trade receivables are amounts due from customers for bullion, doré or iron ore sold in the ordinary course of business.

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

3.11   Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

3.12   Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares held by the Company are classified as treasury stock and recorded as a reduction to shareholders' equity.

3.13  Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

3.14   Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost, calculated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the facility to which it relates.

3.15

  Current and deferred income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the income statement except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings. The tax rate used is the rate that is substantively enacted.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time that the liability to pay the related dividend is recognized.

3.16

   Employee benefits

(i)

Defined benefit plans

Certain employees have entitlements under Company pension plans which are defined benefit pension plans.  For defined benefit plans, the level of benefit provided is based on the length of service and earnings of the person entitled.

The cost of the defined benefit plan is determined using the projected unit credit method.  The related pension liability recognized in the statement of financial position is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

The Company obtains actuarial valuations for defined benefit plans for each balance sheet date. Actuarial assumptions used in the determination of defined benefit pension plan liabilities are based on best estimates, including discount rates, rate of salary escalation and expected retirement dates of employees. The expected long-term rate of return on assets is estimated based on the fair value of plan assets, asset allocation and expected long-term rates of return.

Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income without recycling to the statement of income in subsequent periods.  Current service cost, the vested element of any past service cost, the expected return on plan assets and the interest arising on the pension liability are included in the same line items in the statement of income as the related compensation cost.

Past service costs are recognized immediately to the extent the benefits are vested, and otherwise are amortized on a straight-line basis over the average period until the benefits become vested.

 (ii) Termination benefits

Eldorado recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination.  Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.

(iii)

Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if Eldorado has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

3.17   Share-based payment transactions

The Company applies the fair value method of accounting for all stock option awards and equity settled restricted share units. Under this method the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model for stock option awards, and the quoted market value of the shares for restricted share units. The fair value of the options is expensed over the vesting period of the options. No expense is recognized for awards that do not ultimately vest.

3.18

   Provisions

A provision is recognized if, as a result of a past event, Eldorado has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(i)

Rehabilitation and restoration

Provision is made for mine rehabilitation and restoration when an obligation is incurred. The provision is recognised as a liability with a corresponding asset recognised in relation to the mine site. At each reporting date the rehabilitation liability is re-measured in line with changes in discount rates, and timing or amount of the costs to be incurred.

The provision recognised represents management's best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of necessary remediation activities and the timing, extent and costs of required restoration and rehabilitation activity.

These uncertainties may result in future actual expenditure differing from the amounts currently provided.

The provision recognised is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the balance sheet by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges.

3.19

   Revenue recognition

Revenue from the sale of bullion, doré and iron ore is recognized when persuasive evidence of an arrangement exists, the bullion, doré and iron ore has been shipped, title has passed to the purchaser, the price is fixed or determinable, and collection is reasonably assured.

3.20

   Finance income and expenses

Finance income comprises interest income on funds invested (including available-for-sale financial assets), gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets. All borrowing costs are recognized in profit or loss using the effective interest method, except for those amounts capitalized as part of the cost of qualifying property, plant and equipment.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

3.21   Earnings per share

Eldorado presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise warrants and share options granted to employees.

4.

Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined proven and probable reserves, value beyond proven and probable reserves, fair values for purposes of purchase price allocations for business acquisitions, asset impairment analysis, valuation of derivative contracts, determination of recoverable metal on leach pads, reclamation obligations, share-based payments and warrants, pension benefits, valuation allowances for deferred income tax assets, the provision for income tax liabilities, deferred income taxes and assessing and evaluating contingencies. Actual results could differ from these estimates.

5.

Investment in significantly influenced company

In March 2011, the Company acquired an additional 2,340,000 units of Serabi Mining Plc ("Serabi") for $1,318 pursuant to the Serabi initial public offering on the Toronto Stock Exchange.  Each unit consists of one ordinary share and one half of one purchase warrant.

As at the end of the period the Company holds 16,840,000 ordinary shares and 2,420,000 purchase warrants of Serabi. This represents approximately a 26.3% interest in Serabi or 29% if the Company exercises all of its purchase warrants. The investment in Serabi is being accounted for under the equity method as follows:

$
Original purchase	5,375
Additional purchase during 2010	1,352
Equity loss	(525)
Balance at December 31, 2010	6,202
Additional purchase during the period	1,318
Equity loss for the period	(1,196)
Balance at March 31, 2011	6,324

The Company acquired 2,500,000 special warrants of Serabi for $1,352 in December 2010. Each special warrant was converted to one ordinary common share and one half of one purchase warrant with no further action by the Company upon Serabi obtaining a share listing on the TSX.

Serabi is a gold mining company that is focused on the Tapajós region of Northern Brazil.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.

Restricted cash

Restricted cash represents short-term interest-bearing money market securities and funds held on deposit as collateral for the following loans:

	March 31, 2011 $	December 31, 2010 $

Eastern Dragon CMB standby letter of credit loan (note 7(c))	52,399	52,425
Unamgen HSBC letter of credit	3,000	-
	55,399	52,425

7.

Debt

	March 31, 2011 $	December 31, 2010 $
Current:
Jinfeng construction loan	21,353	21,139
White Mountain fixed asset project loan	9,848	9,749
White Mountain working capital project loan (a)	6,238	6,176
White Mountain working capital loan (b)	-	7,549
Eastern Dragon CMB standby letter of credit loan (c)	48,807	48,317
Eastern Dragon HSBC revolving loan facility (d)	7,402	5,593
	93,648	98,523
Non-current:
Jinfeng construction loan	48,251	52,951
White Mountain fixed asset project loan	15,345	15,189
	63,596	68,140

(a) White Mountain working capital project loan

In April 2011, White Mountain pre-paid the full amount outstanding under this loan.

 (b) White Mountain working capital loan

In 2010, White Mountain entered into a RMB 50.0 million ($7,549) working capital loan with China Merchants Bank ("CMB").

The working capital loan has a term of one year and is due on September 1, 2011. This loan is subject to a floating interest rate adjusted annually to the prevailing lending rate stipulated by the People's Bank of China for similar loans.

This loan is secured by a letter of guarantee issued by Eldorado.

In January 2011, White Mountain pre-paid the full amount of this loan.

(c) Eastern Dragon facilities

CMB Standby letter of Credit loan

In January 2010, Eastern Dragon entered into a RMB 320.0 million ($48,807) Standby letter of credit loan with CMB. This loan has a one year term and is subject to a floating interest rate adjusted quarterly at 90% of the prevailing lending rate stipulated by the People's Bank of China for working capital loans. This loan is collateralized by way of a $52,200 irrevocable letter of credit issued by Sino Gold to CMB.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.

Debt (continued)

On February 5, 2010, Eastern Dragon made a drawdown on this loan which was used to repay the LC loan with CCB.

In February 2011, this loan was extended for another year.

This loan is to be repaid when Eastern Dragon obtains the required project approval that will allow it to complete the first drawdown on the project-financing loan. This loan is subject to an annual management fee of 10% of the interest accrued on the drawn down and outstanding amount. This management fee is paid in advance quarterly.

(d) HSBC revolving loan facility

In May 2010, Eastern Dragon entered into a RMB 80.0 million ($12,202) revolving facility ("the Facility) with HSBC Bank (China). Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. The Facility has a term of up to one year.

In December 2010, the Facility was reviewed by the bank and was extended to November 30, 2011.

The Facility is secured by a letter of guarantee issued by Eldorado. Eldorado must maintain at all times a security coverage ratio of 110% of the amounts drawn down. As at March 31, 2011, the security coverage is $8,142.

As at March 31, 2011, RMB 48.5 million ($7,402) had been drawn under this Facility.

This Facility is to be repaid when Eastern Dragon obtains the required project approval that will allow it to complete the second drawdown on the project-financing loan.

Subsequent to March 31, 2011, Eastern Dragon drew RMB 4.3 million ($656) under this Facility and the security coverage was increased to $8,864.

(e) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and QDML, entered into a RMB 12.0 million ($1,830) entrusted loan agreement, which was subsequently increased to RMB 50.0 million ($7,626) in January 2011.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon.

The entrusted loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML.

As at March 31, 2011, RMB 29.0 million ($4,423) has been drawn under the entrusted loan.

The entrusted loan has been recorded on a net settlement basis.

8.

Defined benefit plan expense

	March 31, 2011 $	March 31, 2010 $

Pension plan expense	31	176
SERP expense*	392	36
Total	423	211

* Non-registered supplemental retirement plan

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.

Compensation of key management

Key management includes directors (executive and non-executive) and officers of the Company.

During the quarter some key management received their normal first quarter compensation plus a special bonus of $7,387.

10.

Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures such as net property, plant and equipment as well as operational results. During the period ended March 31, 2011, Eldorado had five reporting segments based on the geographical location of mining and exploration and development activities.

10.1

  Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Brazil reporting segment includes the Vila Nova mine and development activities of Tocantinzinho and exploration activities in Brazil. The Turkey reporting segment includes the results of the Kişladağ mine and development activities of the Efemçukuru development project and exploration activities inTurkey. The China reporting segment includes the results of the Tanjianshan mine, Jinfeng mine, White Mountain mine, the Eastern Dragon development project and exploration activities in China. The Greece reporting segment includes the development activities of the Perama Hill development project. The Other reporting segment includes operations of Eldorado's corporate office and exploration activities in other countries. Financial information about each of these operating segments is reported to the chief executive officer and the executive management on at least a monthly basis.

	March 31, 2011
	Turkey	China	Brazil	Greece	Other	Total
	$	$	$	$	$	$
Net property, plant and equipment
Producing properties	266,356	1,154,542	-	-	-	1,420,898
Properties under development	201,574	759,924	134,626	161,024	-	1,257,148
Iron ore property	-	-	46,515	-	-	46,515
Other	13,468	558	245	-	3,747	18,018
	481,398	1,915,024	181,386	161,024	3,747	2,742,579

Goodwill	-	365,928	-	-	-	365,928

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.

Segment information (continued)

	December 31, 2010
	Turkey	China	Brazil	Greece	Other	Total
	$	$	$	$	$	$
Net property, plant and equipment
Producing properties	248,857	1,164,849	-	-	-	1,413,706
Properties under development	170,955	754,959	131,947	160,336	-	1,218,197
Iron ore property	-	-	47,420	-	-	47,420
Other	11,580	5,150	245	-	3,489	20,464
	431,392	1,924,958	179,612	160,336	3,489	2,699,787

Goodwill	-	365,928	-	-	-	365,928

Operations
	For the three months ended March 31, 2011
	Turkey	China	Brazil	Greece	Other	Total
	$	$	$	$	$	$
Revenue from:
Gold sales	70,750	136,705	-	-	-	207,455
Iron ore sales	-	-	10,618	-	-	10,618
Revenue from external customers	70,750	136,705	10,618	-	-	218,073
Expenses (income) except the undernoted	23,441	52,878	5,543	(52)	23,277	105,087
Depletion, depreciation and amortization	2,407	27,481	829	-	500	31,217
Exploration	2,291	375	547	-	628	3,841
Other (income) expense	(1,156)	(259)	-	-	18	(1,397)
Profit (loss) before taxation	43,767	56,230	3,699	52	(24,423)	79,325
Income tax (expense) recovery	(11,332)	(14,885)	5,595	-	(3)	(20,625)

Profit (loss) for the period	32,435	41,345	9,294	52	(24,426)	58,700
	For the three months ended March 31, 2010
	Turkey	China	Brazil	Greece	Other	Total
	$	$	$	$	$	$
Revenue from:
Gold sales	93,010	88,469	-	-	-	181,479
Revenue from external customers	93,010	88,469	-	-	-	181,479
Expenses (income) except the undernoted	27,549	43,845	178	45	11,003	82,620
Depletion, depreciation and amortization	4,477	18,547	18	-	291	23,333
Exploration	1,274	957	524	-	578	3,333
Mine standby costs	-	-	706	-	-	706
Other (income) expense	(130)	(485)	-	-	(56)	(671)
Gain on disposal of assets	-	(1,504)	-	-	(2)	(1,506)
Profit (loss) before taxation	59,840	27,109	(1,426)	(45)	(11,814)	73,664
Income tax (expense) recovery	(13,003)	(7,436)	-	-	83	(20,356)

Profit (loss) for the period	46,837	19,673	(1,426)	(45)	(11,731)	53,308

All of the non-controlling interest in the Company relates to the China segment.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.

Segment information (continued)

10.2

Economic dependence

At March 31, 2011 the Tanjianshan mine had one major customer, Henan Zhongyuan Gold Smelter Limited Liability Company of Zhongjin Gold Corporation Ltd., to whom it sells its entire production.

10.3

Seasonality/cyclicality of operations

Management does not consider operations to be of a significant seasonal or cyclical nature.

11.

Share capital

Eldorado's authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At March 31, 2011 there were no non-voting common shares outstanding (December 2010: none).

Voting common shares	Number of Shares	Total $

At 1 January 2011	548,187,192	2,814,679
Shares issued upon exercise of share options, for cash	268,148	2,080
Estimated fair value of share options exercised	-	813
Shares issued for cash upon exercise of warrants	43,875	666
At 31 March 2011	548,499,215	2,818,238

12.

Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2011		2010
	Average exercise price	Number of options	Average exercise price	Number of options
At January 1	9.49	8,720,524	6.11	8,928,901
Granted	16.63	3,446,045	13.29	5,382,500
Exercised	7.66	(268,148)	5.57	(1,037,166)
Forfeited	7.82	(36,668)	9.57	(152,334)
At 31 March	11.59	11,861,753	9.06	13,121,901

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.

Share-based payments (continued)

At March 31, 2011, 7,941,117 share purchase options (March 31, 2010 - 7,308,564) with a weighted average exercise price of $9.83 (March 31, 2010 - Cdn$8.17) had vested and were exercisable. Options outstanding are as follows:

	March 31, 2011
	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$4.00 to $4.99	2,411,222	2.8	4.88	2,411,222	4.88
$5.00 to $5.99	97,500	1.6	5.26	97,500	5.26
$6.00 to $6.99	866,000	2.0	6.44	866,000	6.44
$7.00 to $7.99	563,900	1.4	7.26	563,900	7.26
$9.00 to $9.99	400,700	3.2	9.61	320,699	9.57
$11.00 to $11.99	30,000	3.2	11.40	20,000	11.40
$12.00 to $12.99	251,000	4.1	12.67	97,667	12.53
$13.00 to $13.99	3,576,780	4.0	13.23	2,209,246	13.23
$15.00 to $15.99	350,000	3.3	15.73	250,000	15.62
$16.00 to $16.99	3,281,045	5.1	16.66	1,093,681	16.66
$18.00 to $18.99	24,000	4.8	18.81	8,000	18.81
$19.00 to $20.02	9,606	4.6	20.02	3,202	20.02

	11,861,753	3.7	11.59	7,941,117	9.83

 (b) Restricted share unit plan

During the three months ended March 31, 2011, the Company commenced a Restricted Share Unit (''RSU'') plan whereby restricted share units may be granted to Senior Management of the Company.  Once vested, an RSU is exercisable into one common share entitling the holder to receive the common share for no additional consideration. A portion of the RSUs granted have a vesting schedule where half vest immediately and the subsequent half vest on the first anniversary of the grant.  The remaining portion of the RSUs granted vest over two years with one third of the RSUs vesting immediately.

The current maximum number of common shares issuable under the RSU plan is 1.5 million. A total of 375,302 restricted share units with a weighted average grant-date fair value of CDN$15.73 per unit were granted during the period ended March 31, 2011 and 154,301 were exercisable.

A summary of the status of the restricted share unit plan and changes during the period ended March 31, 2011 is as follows:

Total RSUs
Balance at December 31, 2010	-
RSUs Granted	375,302
Redeemed	-
Forfeitures	-
Balance at March 31, 2011	375,302

As at March 31, 2011, 365,501 common shares were acquired in connection with this plan and are held in trust. These shares have been included in treasury stock in the balance sheet.

13.

Supplementary cash flow information

	March 31, 2011 $	March 31, 2010 $

Changes in non-cash working capital
Accounts receivable and other	10,215	181
Inventories	(1,547)	242
Accounts payable and accrued liabilities	10,051	(18,902)
Total	18,719	(18,479)

Supplementary cash flow information
Income taxes paid	22,145	20,708
Interest paid	2,253	2,638

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.

Explanation of transition to IFRS

The accounting policies set out in note 3 have been applied in preparing the financial statements for the three months ended March 31, 2011, the comparative information presented in these financial statements for the year ended December 31, 2010 and in the preparation of an opening IFRS balance sheet at January 1, 2010 (Eldorado's date of transition).

In preparing its opening IFRS balance sheet, Eldorado has adjusted certain amounts reported previously in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected Eldorado's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

1.    Initial elections upon adoption

Set out below are the applicable IFRS 1 exemptions applied by Eldorado in the conversion from Canadian GAAP to IFRS:

1.1  IFRS exemption options:

Exemption for business combinations

IFRS 1 provides the option to apply IFRS 3, 'Business combinations', prospectively from the transition date or from a specific date prior to the transition date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date. The Company elected to apply IFRS 3 prospectively to business combinations occurring after its transition date. Business combinations occurring prior to the transition date have not been restated.

Exemption for share-based payment transactions

An IFRS 1 exemption allows the Company to not apply IFRS 2, 'Share-based payment', to equity instruments granted after November 7, 2002 that vested before the date of transition to IFRS. The Company has elected to take the exemption and, as a result, was only required to recalculate the impact on any share based payments that have not vested at the date of transition.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.

Explanation of transition to IFRS (continued)

Exemption for employee benefits

IFRS 1 provides relief from applying IAS 19, 'Employee benefits', for the recognition of actuarial gains and losses. In line with the exemption, the Company elected to recognize all cumulative actuarial gains and losses that existed at its transition date in opening retained earnings for all its employee benefit plans.

Exemption for borrowing costs

IFRS 1 allows a first time adopter to apply the transitional provisions set out in IAS 23, Borrowing Costs.  Taking this exemption allows the Company to apply IAS 23 prospectively from the date of transition.

The Company has not elected to adopt the remaining voluntary exemptions or they do not apply to the Company.

2.    Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity and comprehensive income from that previously reported under Canadian GAAP to that under IFRS. The following tables represent the reconciliation from Canadian GAAP to IFRS for the opening balance sheet (January 1, 2010) and December 31, 2010, the most recent reporting date. The Company's first-time adoption did not have an impact on cash flows. As there were no material adjustments to cash-flows, no reconciliation has been provided.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.

Explanation of transition to IFRS (continued)

2.1  Opening balance sheet (January 1, 2010)

		Canadian GAAP	Effect of transition	IFRS
			to IFRS
	Note	January 1, 2010
ASSETS
Current assets
Cash and cash equivalents		265,369	-	265,369
Restricted cash		50,000	-	50,000
Marketable securities		13,951	-	13,951
Accounts receivable and other		26,434	-	26,434
Inventories		129,197	-	129,197
		484,951	-	484,951
Inventories		31,534	-	31,534
Restricted assets and other		13,872	(113)	13,759
Property, plant and equipment	(a); (c); (f)	2,580,816	(53,249)	2,527,567
Goodwill		324,935	-	324,935
		3,436,108	(53,362)	3,382,746

LIABILITIES & EQUITY
Current liabilities
Accounts payables and accrued liabilities	(bii); (e)	157,250	(4,214)	153,036
Current debt		56,499	-	56,499
Deferred income taxes	(aii)	4,264	(4,264)	-
		218,013	(8,478)	209,535
Debt		134,533	-	134,533
Asset retirement obligations	(c)	26,566	429	26,995
Pension fund obligation	(b)	-	7,811	7,811
Deferred income taxes	(a); (c); (e); (f)	390,242	(34,817)	355,425
		769,354	(35,055)	734,299
Non-controlling interests	(d)	26,144	(26,144)	-
Equity
Share capital		2,671,634	-	2,671,634
Contributed surplus		17,865	-	17,865
Accumulated other comprehensive income		2,227	-	2,227
Deficit		(51,116)	(18,307)	(69,423)
Total equity attributable to shareholders of the Company		2,640,610	(18,307)	2,622,303
Attributable to non-controlling interests	(d)	-	26,144	26,144
		2,666,754	7,837	2,648,447
		3,436,108	(53,362)	3,382,746
		-	-	-

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.

Explanation of transition to IFRS (continued)

2.2

Balance sheet (December 31, 2010)

		Canadian GAAP	Effect of transition	IFRS
			to IFRS
	Note	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents		314,344	-	314,344
Restricted cash		52,425	-	52,425
Marketable securities		8,027	-	8,027
Accounts receivable and other		42,437	-	42,437
Inventories		147,263	-	147,263
Deferred income taxes	(aii)	606	(606)	-
		565,102	(606)	564,496
Inventories		29,627	-	29,627
Investment in significantly influenced company		6,202	-	6,202
Restricted assets and other		19,328	-	19,328
Property, plant and equipment	(ai); (c)	2,793,722	(93,935)	2,699,787
Goodwill		365,928	-	365,928
		3,779,909	(94,541)	3,685,368

LIABILITIES & EQUITY
Current liabilities
Accounts payables and accrued liabilities	(bii); (e)	152,781	(7,086)	145,695
Current debt		98,523	-	98,523
Deferred income taxes	(aii)	2,915	(2,915)	-
		254,219	(10,001)	244,218
Debt		68,140	-	68,140
Asset retirement obligations	(c)	24,275	8,953	33,228
Pension fund obligation	(b)	-	12,019	12,019
Deferred income taxes	(a); (c); (e)	430,020	(99,508)	330,512
		776,654	(88,537)	688,117
Non-controlling interests	(d)	36,021	(36,021)	-
Equity
Share capital		2,814,679	-	2,814,679
Contributed surplus		22,967	-	22,967
Accumulated other comprehensive income	(bi)	998	(2,635)	(1,637)
Deficit		128,590	(3,369)	125,221
Total equity attributable to shareholders of the Company		2,967,234	(6,004)	2,961,230
Attributable to non-controlling interests	(d)	-	36,021	36,021
		3,003,255	30,017	2,997,251
		3,779,909	(94,541)	3,685,368

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.

Explanation of transition to IFRS (continued)

2.3

Balance Sheet (March 31, 2010)

		Canadian GAAP	Effect of transition	IFRS
			to IFRS
	Note	March 31, 2010
Assets
Current assets
Cash and cash equivalents		283,141	-	283,141
Restricted cash		52,121	-	52,121
Marketable securities		15,559	-	15,559
Accounts receivable and other		26,174	-	26,174
Inventories		121,516	-	121,516
		498,511	-	498,511
Inventories		38,567	-	38,567
Restricted assets and other	(bii)	16,724	(65)	16,659
Property, plant and equipment	(c)	2,606,048	(53,340)	2,552,708
Goodwill		324,935	-	324,935
		3,484,785	(53,405)	3,431,380
LIABILITIES & EQUITY
Current liabilities
Accounts payables and accrued liabilities	(bii); (e)	140,190	(5,006)	135,184
Current debt		61,626	-	61,626
Deferred income taxes	(aii)	4,437	(4,437)	-
		206,253	(9,443)	196,810
Debt		129,618	-	129,618
Asset retirement obligations		27,152	429	27,581
Pension fund obligation	(b)	-	8,145	8,145
Deferred income taxes	(aii); (e)	386,643	(31,886)	354,757
		749,666	(32,755)	716,911
Non-controlling interests	(d)	27,664	(27,664)	-
Equity
Share capital		2,679,209	-	2,679,209
Contributed surplus		22,831	-	22,831
Accumulated other comprehensive income		3,686	-	3,686
Retained earnings (Deficit)		1,729	(20,650)	(18,921)
Total equity attributable to shareholders of the Company		2,707,455	(20,650)	2,686,805
Attributable to non-controlling interests	(d)	-	27,664	27,664
		2,735,119	7,014	2,714,469
Total liabilities and equity		3,484,785	(53,405)	3,431,380
		-	-	-

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.

Explanation of transition to IFRS (continued)

2.4

Reconciliation of Total Comprehensive Income

Reconciliations between the Canadian GAAP and IFRS total comprehensive income for the three ended March 31, 2010 and year ended December 31, 2010 are provided below:

	Note	3 months ended	Year ended
		March 31, 2010	December 31, 2010

Comprehensive Income under Canadian GAAP		57,110	222,291
Profit adjustments
Reduction in pension expense	(b)	412	1,037
Increase in depreciation of asset retirement obligation (net of tax)	(c)	(91)	(274)
Decrease in severance provision expense (net of tax)	(e)	75	300
Revision to asset retirement obligation liability (net of tax)	(c)	-	(866)
Foreign exchange (loss) gain on reversal of deferred income tax	(a)	(2,121)	12,223
Tax adjustment to reflect foreign exchange difference	(aii)	(618)	2,518

Other comprehensive income adjustments
Recognition of actuarial gains/losses in other comprehensive income	(bi)	-	(2,635)
Total IFRS adjustments to comprehensive income		(2,343)	12,303
Comprehensive Income under IFRS		54,767	234,594

Explanatory Notes

a)

i)

Under IFRS, deferred income taxes are not recognized on an asset acquisition providing certain conditions are met,

whereas they are under Canadian GAAP. During 2008, Eldorado completed the acquisition of Frontier Pacific Corporation ("Frontier") and accounted for this transaction as an asset acquisition. Accordingly, a deferred tax liability was recognized under Canadian GAAP. The reversal of the deferred income tax liability recognized on the acquisition of Frontier results in an adjustment to decrease property, plant and equipment by $51,440, decrease deferred income tax liabilities by $37,582 and increase deficit by $13,858 at January 1, 2010.

Further, during Q3 2010 Eldorado completed the acquisition of all of the issued and outstanding common shares of Brazauro that it had not already owned. This transaction was accounted for as an asset acquisition and a deferred income tax liability was recorded under Canadian GAAP. The reversal of the deferred income tax liability recognised under Canadian GAAP resulted in an adjustment to decrease property, plant and equipment by $47,682 and decrease deferred income tax liabilities by $49,441 as of December 31, 2010 and a foreign exchange gain of $1,759 being recognized in the income statement during Q3 2010 and for the year ended December 31, 2010.

The reversal of these deferred income tax liabilities resulted in a reduced foreign exchange movement under IFRS compared to Canadian GAAP during Q4 2010 and the year ended December 31, 2010, resulting in an adjustment to further decrease deferred income tax liabilities by $1,685 and an increase in foreign exchange gain for the same amount.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.

Explanation of transition to IFRS (continued)

ii)

Under Canadian GAAP, no future tax assets or liabilities are recognized for temporary differences associated with the cost of non-monetary assets and liabilities of subsidiaries where the tax basis is measured in a currency different from the functional currency. IFRS requires that deferred taxes be recognized in respect of these foreign exchange differences by translating the tax bases of the assets and liabilities at the period end rate and comparing to the accounting carrying value calculated at historical rates.  Upon adoption of IFRS, this resulted in an adjustment to decrease property, plant and equipment by $1,864, decrease deferred income tax liability by $1,620 and increase the deficit by $244.

For the quarter ended March 31, 2010, this resulted in an adjustment to increase the deferred income tax liability by $2,739, decrease the foreign exchange gain by $2,121 and increase deferred income tax expense by $618.

Further to the adjustment at January 1, 2010, for the year ended December 31, 2010 this resulted in an adjustment to decrease the deferred income tax liability by $11,297, increase foreign exchange gain by $8,779 and decrease deferred income tax expense by $2,518.

As required under IFRS, all deferred taxes are reclassified and presented as non-current in the balance sheet.

b)

i)

Under Canadian GAAP, Eldorado applied the corridor method of accounting for actuarial gains and losses.

Under this method, gains and losses are recognized only if they exceed specified thresholds. Under IFRS the Company has not used the corridor method, resulting in the carrying value of the net liability for pension fund obligations and deficit increasing by $2,020 to recognize cumulative net actuarial losses as at January 1, 2010 in accordance with the IFRS exemption.

For the year ended December 31, 2010, actuarial losses of $2,635 were recognized within other comprehensive income. The recognition was recorded in Q4 2010.

ii)

Under IFRS, Eldorado expenses the cost of past service benefits awarded to employees under post employment benefit plans over the period in which the benefits are vested. Under Canadian GAAP, Eldorado expensed past service costs over the weighted average service life of active employees remaining in the plan. This adjustment increased benefit fund obligations and deficit by $2,665 as at January 1, 2010.

For the year ended to December 31, 2010 this resulted in an adjustment to decrease the pension expense by $1,440, decrease the foreign exchange gain by $403 and decrease the pension liability by $1,037. The decrease in the pension expense for the quarter ended March 31, 2010 was $412 recorded in the income statement with an increase to the pension liability for the same amount.

As required under IFRS, the pension liability is presented as a separate line item. Accordingly, these amounts have been reclassified in the financial statements.

c)

IFRS requires that asset retirement obligations are discounted using a current discount rate specific to the related liability or a risk-free interest rate if risks are incorporated into the related cash flows. Under Canadian GAAP, a credit adjusted risk-free rate was used. As a result, the asset retirement obligation recorded at January 1, 2010 has been re-measured using the risk-free discount rate in effect at that date, given that risks have been incorporated into the related cash flows, and an adjustment has been recorded to the corresponding asset. This resulted in an increase in property, plant and equipment of $370, an increase in asset retirement obligation of $429, a decrease in the deferred income tax liability of $11 and an increase in deficit of $48 at January 1, 2010. As a result of this, the accretion of the liability increased under IFRS.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.

Explanation of transition to IFRS (continued)

In addition to the adjustment at January 1, 2010, the Company revised the asset retirement obligation estimates at December 31, 2010, resulting in an adjustment to the asset retirement obligations and  property, plant and equipment. Under IFRS, the asset retirement obligation recorded at December 31, 2010 has been re-measured using the discount rate in effect at that date, and an adjustment has been recorded to the corresponding asset. This item resulted in an increase in property, plant and equipment of $6,996, an increase in asset retirement obligation of $8,524, a decrease in the deferred income tax liability of $388, an increase in asset retirement obligation costs of $1,163 all as at December 31, 2010, and for the year ended December 31, 2010 an increase in depreciation of $365 and a decrease in deferred income tax expense of $297 related to the asset retirement obligation costs and $91 related to the depreciation.

For the quarter ended March 2010, these adjustments decreased the property, plant and equipment by $91 and increased the depreciation expense by the same amount.

d)

Under IFRS, the non-controlling interests' share of the net assets of subsidiaries is included in equity and their share of the comprehensive income of subsidiaries is allocated directly to equity. Under Canadian GAAP, non-controlling interests were presented as a separate item between liabilities and equity in the statement of financial position and the non-controlling interests' share of income and other comprehensive income were deducted in calculating net income and comprehensive income of the entity.

Non-controlling interest of $26,144 at January 1, 2010 has been reclassified to equity. Similar adjustments were made at March 31, 2010 ($27,664) and December 31, 2010 ($36,021).

e)

IFRS requires provisions to be recorded at fair value rather than carrying value, therefore the severance provision at January 1, 2010 in Turkey was reduced by $975, creating a deferred tax liability of $195 on transition. The offsetting entry for these adjustments was recorded against retained earnings. During the 2010 year the provision was decreased by $375 and the deferred tax liability increased by $75. The decrease has been accrued over the year on a straight-line method, with the offsetting entry recorded in the income statement.

f)

As part of the IFRS transition and the evaluation of components of property, plant and equipment, the Company recorded at January 1, 2010 a decrease of $315 to property, plant and equipment, a decrease of $63 to the deferred tax liability and an increase of deficit of $252.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the period ended March 31, 2011

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.

This quarter means the first quarter of 2011. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of May 4, 2011. You should also read our audited consolidated financial statements for the year ended December 31, 2010 and the unaudited interim condensed consolidated financial statements for the period ended March 31, 2011. We prepared our unaudited interim consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) applicable to the preparation of interim financial statements, including IAS 34 “Interim Financial Reporting” and IFRS 1 “First-Time Adoption of IFRS”. For comparative purposes all financial statement amounts related to the quarter ended March 31, 2010 and the year ended December 31, 2010 have been restated in accordance with IFRS. All other periods remain unchanged from the numbers originally reported under Canadian generally accepted accounting principles (CGAAP). We file our financial statements with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our annual information form, on SEDAR at www.sedar.com.

Except for our adoption of IFRS, there have been no changes to the following since we published our 2010 MD&A: critical accounting estimates, financial related risks and other risks and uncertainties. There has also been no material change in the legal status of our worldwide projects and operations since that time.

What's inside

About Eldorado	1

Q1 Highlights	1

Corporate Developments	2

Review of financial results	2

Quarterly updates
Operations	4
Development projects	7
Exploration	8

Quarterly results	9

Non-IFRS measures	9

Operating cash flow, financial condition and liquidity
Capital expenditures, Liquidity and capital resources	10
Contractual obligations, Debt, Dividends, Equity	11

Other information
Adoption of IFRS	12
Internal controls over financial reporting	12
Forward-looking information and risks	12

MANAGEMENT'S DISCUSSION AND ANALYSIS

for the quarter ended March 31, 2011

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration, development, production and reclamation.

Operating gold mines:

•

Kişladağ, in Turkey (100%)

•

Tanjianshan, in China (90%)

•

Jinfeng, in China (82%)

•

White Mountain, in China (95%)

Development gold projects:

•

Eastern Dragon, in China (95%)

•

Efemçukuru, in Turkey (100%)

•

Tocantinzinho, in Brazil (100%)

•

Perama Hill, in Greece (100%)

Iron ore mine:

•

Vila Nova, in Brazil (100%)

Eldorado's common shares are listed on the following exchanges:

•

Toronto Stock Exchange (TSX) under the symbol ELD

•

New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

Eldorado Chess Depositary Interests (CDIs) trade on the Australian Securities Exchange (ASX) under the symbol EAU.

First quarter highlights

•

Net income attributable to shareholders of the Company for the quarter was $52.5 million or $0.10 per share compared to $50.5 million or $0.09 per share for the same quarter in 2010.

•

Gold revenues were up 14% over the same quarter in 2010 reflecting higher gold sales prices partially offset by lower gold sales volumes.

•

Earnings from gold mining operations before taxes increased 15% over the same quarter in 2010.

•

Vila Nova reported $10.6 million in revenues from two shipments of iron ore on total cash costs of $4.5 million.

•

Kişladağ's Phase III expansion was completed with production expected to increase as a result.

•

We paid a Cdn$0.05 dividend per common share on February 25, 2011.

•

We generated $91.7 million in cash from operating activities before changes in non-cash working capital – an increase of 13% over the same quarter in 2010.

MANAGEMENT'S DISCUSSION AND ANALYSIS

for the quarter ended March 31, 2011

Corporate Developments

The Board of Directors of the Company approved an $11.3 million special bonus to senior management of the Company, payable in cash and restricted share units (RSU's). This resulted in a charge of $10.0 million to this quarter's earnings with the remainder to be amortized over the one year vesting period of the RSU's.

Review of Financial Results

	2011	2010
Summarized Financial Results	First quarter	First quarter	Second quarter[2]	Third quarter[2]	Fourth quarter[2]
Gold Revenues (millions)	$207.5	$181.5	$206.4	$190.3	$204.6
Ounces sold	148,530	163,446	172,826	154,655	149,022
Average Realized Price ($/ounce)	$1,397	$1,110	$1,195	$1,231	$1,373
Average London spot price ($/ounce)	$1,386	$1,109	$1,197	$1,227	$1,367
Earnings from gold mining operations (millions)[1]	$107.8	$94.1	$104.9	$94.4	$109.4
Net Income (millions)	$52.5	$50.5	$60.5	$48.8	$43.9
Earnings per share - Basic	$0.10	$0.09	$0.11	$0.09	$0.08
Dividends per share – Cdn$	$0.05	-	$0.05	-	-
Cash flow from operating activities	$91.7	$80.9	$54.8	$52.3	$57.5

(1) Earnings from gold mining operations represent gross revenues less operating costs and depreciation, depletion and amortization. This is a non-IFRS measure. Please see page 9 for discussion of non-IFRS measures. (2) Financial results prepared in accordance with CGAAP.

Our consolidated net income attributable to shareholders of the Company for the quarter was $52.5 million or $0.10 per share, compared with $50.5 million or $0.09 per share in the first quarter of 2010, a 4% increase in net income attributable to shareholders of the Company. Excluding the effects of the special bonus discussed above and a $6.6 million tax recovery related to recognizing future income tax assets of Unamgen, the Brazilian entity that owns Vila Nova, net income increased 11%. The increase was mainly due to higher earnings before taxes from gold mining operations as well as the contribution of profit from Vila Nova, which was not in production in the first quarter of 2010. Increased earnings from gold mining operations were driven by higher revenues. Revenues for the quarter were up $26.0 million, or 14%, from a year ago because of higher selling prices partially offset by lower sales volumes. Sales volumes from Kişladağ were 39% lower than the same quarter in 2010, while Tanjianshan and White Mountain sales volumes increased 65% in aggregate compared to the same quarter in 2010.

	2011	2010
Sales volumes by mine	First quarter	First quarter	Second quarter	Third quarter	Fourth quarter
Gold ounces sold	148,530	163,446	172,826	154,655	149,022
- Kişladağ	50,832	83,974	69,197	66,113	59,741
- Tanjianshan	28,493	18,947	38,261	28,847	30,710
- Jinfeng	48,518	49,674	48,623	45,447	38,282
- White Mountain	20,687	10,851	16,745	14,248	20,289
Average price per oz.	$1,397	$1,110	$1,195	$1,231	$1,373
Gold revenue (millions)	$207.5	$181.5	$206.4	$190.3	$204.6

MANAGEMENT'S DISCUSSION AND ANALYSIS

for the quarter ended March 31, 2011

(millions)	2011	2010
Earnings from gold mining operations	First quarter	First quarter	Second quarter[1]	Third quarter[1]	Fourth quarter[1]
Gold sales	$207.5	$181.5	$206.4	$190.3	$204.6
Gold mining production costs	69.9	64.6	72.3	69.1	69.9
Depreciation and amortization (DD&A)	29.8	22.8	29.2	26.8	25.3
Earnings: gold mining operations	$107.8	$94.1	$104.9	$94.4	$109.4

(1) Prepared in accordance with CGAAP

Production costs from gold mining operations

Production costs from gold mining rose 8% compared first quarter of 2010, reflecting the increase in sales from our Chinese mines with higher unit costs in relation to total sales.

Depreciation and amortization expense from gold mining operations

DD&A expense from gold mining operations was $29.8 million this quarter, or $7.0 million higher than a year ago, reflecting the higher depreciation cost of White Mountain and Jinfeng which include amortization of amounts allocated to depreciable assets on the purchase of Sino Gold.

( millions)	2011	2010
	First	First	Second	Third	Fourth
Other expenses	quarter	quarter	quarter[1]	quarter[1]	quarter[1]
General and administrative	$21.0	$10.4	$10.8	$8.1	$17.5
Income tax	20.6	20.4	25.0	13.3	28.3
Exploration	3.8	3.3	2.8	4.9	11.5
Share based payments	7.4	6.9	3.6	3.3	2.7
Non-controlling interests	6.2	2.8	4.0	5.1	5.5

(1) Prepared in accordance with CGAAP

General and administrative expense

General and administrative expense increased this quarter compared to a year ago mainly due to the special bonus described above.

Income taxes

Excluding a $6.6 million income tax recovery related to the recognition of Vila Nova tax assets the effective tax rate increased to 34% this quarter from 28% a year ago. The increase was mainly the result of higher non-deductible tax losses in Canada related to the $10 million special bonus as well as a $2.2 million accrual for Turkish withholding taxes related to a dividend to be paid this year by Tuprag to Eldorado Gold Corporation.

Exploration expense

Exploration expenses were in line with the same quarter a year ago, reflecting less exploration activities during the winter.

Share based payments

Share based payments reflect the amortization of the fair value of stock options and RSU's granted to directors, officers and employees over their vesting periods. Included in this quarter's share based payment expense were $1.5 million related to the RSU's granted as part of the special bonus described above.

Non-controlling interest

The increase in non-controlling interest over last year reflected higher earnings at our partially-owned mines in China.

MANAGEMENT'S DISCUSSION AND ANALYSIS

for the quarter ended March 31, 2011

Operations update

	2011	2010
Summarized Operating highlights	First quarter	First quarter	Second quarter[4]	Third quarter[4]	Fourth quarter[4]
Total
Earnings – gold mining operations[2,3]	$107.8	$94.1	$104.9	$94.4	$109.4
Ounces produced	148,577	164,928	167,940	151,297	148,374
Cash operating costs ($ per ounce) [1]	$410	$370	$357	$386	$418
Total cash cost ($ per ounce) [1]	$462	$397	$410	$431	$460
Kışladağ
Earnings – gold mining operations[2,3]	$46.8	$63.0	$54.8	$52.3	$57.5
Ounces produced	50,833	82,240	70,451	62,086	59,815
Cash operating costs ($ per ounce) [1]	$386	$304	$304	$337	$382
Total cash cost ($ per ounce) [1]	$408	$307	$345	$359	$354
Tanjianshan
Earnings – gold mining operations[2,3]	$17.1	$5.5	$19.9	$14.0	$20.1
Ounces produced	28,493	25,423	28,884	28,847	30,710
Cash operating costs ($ per ounce) [1]	$402	$420	$387	$391	$349
Total cash cost ($ per ounce) [1]	$515	$517	$483	$493	$459
Jinfeng
Earnings – gold mining operations[2,3]	$31.2	$22.1	$23.6	$21.7	$21.7
Ounces produced	48,564	45,615	52,659	46,116	37,560
Cash operating costs ($ per ounce) [1]	$430	$422	$381	$425	$486
Total cash cost ($ per ounce) [1]	$482	$462	$423	$473	$585
White Mountain
Earnings – gold mining operations[2,3]	$12.7	$2.8	$6.6	$6.4	$10.1
Ounces produced	20,687	11,650	15,946	14,248	20,289
Cash operating costs ($ per ounce) [1]	$438	$550	$442	$477	$498
Total cash cost ($ per ounce) [1]	$475	$589	$474	$507	$536

(1) The Company has included non-IFRS performance measures, cash operating costs, total cash costs, per gold ounce, throughout this document. The Company reports cash operating costs and total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to page 9 for a reconciliation of cash operating costs and total cash costs to reported production costs.

(2) Earnings from gold mining operations is a non-IFRS performance measure. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to page 9 for an explanation of this performance measure.

(3) Earnings from gold mining operations are stated in millions.

(4) The second, third and fourth quarter financial measures are derived from financial statements prepared in accordance with CGAAP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

for the quarter ended March 31, 2011

Kişladağ

	2011				2010
	First quarter	First quarter	Second quarter	Third quarter	Fourth quarter
Ore mined (tonnes)	2,510,557	2,910,816	2,971,165	2,538,357	1,626,165
Total material mined (tonnes)	7,300,925	6,305,993	7,590,988	7,265,973	6,136,849
Strip ratio	1.91:1	1.17:1	1.55:1	1.86:1	2.77:1
Ore to pad (tonnes)	2,341,635	2,898,199	2,686,284	2,767,179	2,021,057
Gold grade (g/t)	1.04	1.12	1.12	0.98	1.00
Gold production (ounces)	50,833	82,240	70,451	62,086	59,815

Gold production at Kişladağ was on budget but lower than previous quarters due to the Phase III expansion project as well as a major overhaul of the primary crusher mainframe. We expect production levels to increase as improvements related to the Phase III expansion project are brought on line.

Capital spending this quarter was $20.3 million on construction of the Phase III upgrade, modifications to the crushing system, capitalised waste stripping, and core drilling.

Tanjianshan

	2011				2010
	First quarter	First quarter	Second quarter	Third quarter	Fourth quarter
Ore mined (tonnes)	294,261	111,728	339,068	347,031	380,466
Total material mined (tonnes)	828,028	390,627	1,584,769	1,062,371	1,117,263
Strip ratio	1.81:1	2.50:1	3.67:1	2.06:1	1.94:1
Ore processed (tonnes)	238,070	249,738	271,749	283,598	244,867
Gold grade (g/t)	3.90	4.01	4.38	3.84	4.59
Gold production (ounces)	28,493	25,423	28,884	28,847	30,710

During the quarter Tanjianshan began to process Qinlongtan concentrate (this material is not reflected in “ore processed” in the table above). The additional roaster feed provided by this material helped the mine to increase gold production while processing less ore. The concentrate tailings impoundment will continue to provide additional feed to the roaster this year.

Capital spending this quarter was $2.2 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

for the quarter ended March 31, 2011

Jinfeng

	2011				2010
	First quarter	First quarter	Second quarter	Third quarter	Fourth quarter
Ore mined – underground (tonnes)	123,457	101,340	96,585	96,272	110,818
Ore mined – open pit (tonnes)	474,971	398,100	334,566	311,911	387,701
Total material mined – open pit (tonnes)	1,240,345	5,320,508	4,651,564	4,823,845	3,036,921
Strip ratio – open pit	1.61:1	12.4:1	12.6:1	14.5:1	6.83:1
Ore processed (tonnes)	384,400	389,851	392,211	387,427	387,710
Gold grade (g/t)	4.32	4.23	4.51	4.42	3.81
Gold production (ounces)	48,564	45,615	52,659	46,116	37,560

Open pit mining at Jinfeng was targeted at the bottom of the pit during the quarter. As a result the strip ratio fell from 6.83:1 in the fourth quarter of 2010 to 1.61:1 this quarter. Mining of the current phase will be completed in the second quarter this year after which waste stripping for the cutback will commence.

Capital spending was $5.8 million this quarter, mostly for underground mine development, land compensation fees and construction of the thiocyanate (SCN) destruction plant.

White Mountain

	2011				2010
	First quarter	First quarter	Second quarter	Third quarter	Fourth quarter
Ore mined (tonnes)	140,248	133,438	170,374	146,156	174,755
Ore processed (tonnes)	140,211	130,643	167,981	154,125	169,669
Gold grade (g/t)	5.70	4.09	3.78	4.01	4.06
Gold production (ounces)	20,687	11,650	15,946	14,248	20,289

White Mountain set another record for gold production this quarter, mainly due to higher grade and recoveries.

Capital spending this quarter was $2.6 million, mostly for underground development

Vila Nova

During the quarter Vila Nova mined 138,114 tonnes of run-of-mine iron ore. Two shipments totalling 85,421 dry metric tonnes were made during the quarter, one of lump ore and another of sinter fines. Both of these shipments were sold into the Chinese spot market at prices averaging $124 per dry metric tonne delivered to the Santana port in Brazil compared with a total cash cost (including royalties, production taxes and shipping costs) of $53 per tonne.

MANAGEMENT'S DISCUSSION AND ANALYSIS

for the quarter ended March 31, 2011

Development project update

Eastern Dragon

Construction continued at Eastern Dragon despite extreme weather conditions. The winter works program successfully advanced the project schedule safely and efficiently through this difficult period.  Work resumed following the Spring Festival with the focus continuing to be on civil and structural installations.

Efemçukuru

Dry commissioning of the concentrator plant continued during the quarter.  The majority of the circuit was tested with the exception of the gold room, which was reaching the final stages of completion.  The high voltage power supply will be tied into the plant in mid-April.  This will allow the mills to be turned on with no load, completing the dry commissioning of the plant. Wet commissioning of the plant is projected to take place in the second quarter. The remaining construction activity at site has focused on completion of the filtration and backfill plants.  All mechanical equipment has been installed.  Piping and electrical installations have been ongoing.  Dry commissioning of these facilities is projected to take place in the second quarter of 2011.

Underground development continued on schedule with approximately 3,000 meters of development completed by the end of the quarter, representing 69% of the contract value.  Areas of poor ground conditions were encountered in the North Ramp as well as the overcut development in the crusher chamber. The application of tight bolting, screen and shotcrete was effective in dealing with these conditions.  A portable crusher will be on site in the second quarter to provide temporary crushing capacity for ore production during commissioning of the plant until the underground crusher installation has been completed, projected to be in the third quarter of 2011.

Detailed engineering of the plant and infrastructure for the concentrate treatment plant at Kişladağ continued during the quarter. Site construction is projected to begin in the second quarter of 2011.

Kişladağ

The majority of the Phase III expansion was completed in the first quarter. The full system is expected to be complete and operational in the second quarter of 2011.

Plans to complete a scoping level study are underway, which aims for a significantly higher throughput for the mine and plant facilities.  The study will examine the impact of higher production from the open pit, further expansion of the crushing and screening facilities as well as modification or replacement of the ancillary facilities required to support the expansion.  The scoping study is projected to be completed by mid-year.

Tocantinzinho

Preparation of a Prefeasibility Report for the Tocantinzinho project continued through the quarter. The focus of effort was on continued refinement of the capital and operating costs. The remote location of the project and associated impact on costs has made it necessary to thoroughly review all supply and materials costs.  The Prefeasibility Report is expected to be completed in the second quarter along with an updated reserve statement.

Perama Hill

The Preliminary Environmental Impact Assessment continued to be reviewed by government officials during the quarter. Arrangements were made to take stakeholders of the project to visit mining operations in Finland to demonstrate best practise technology in the mining industry, specifically as practised in the European Union.  This is part of the continuing effort being made by the Company to educate government and private individuals about modern mining practises as well as health and safety issues associated with mining activity.  These efforts also continued with government officials, particularly the Minister of Environment, in order to advance the permitting process and answer any questions they may have regarding the benefits the project can bring to Greece.

MANAGEMENT'S DISCUSSION AND ANALYSIS

for the quarter ended March 31, 2011

Exploration update

Turkey

Exploration during the quarter in Turkey focused on drilling at two of our reconnaissance projects (Sayaçik, AS), and fieldwork related to target definition at several other early-stage prospects.  Exploration drilling at the Kişladağ and Efemçukuru mine areas will commence during the second quarter.

At Sayaçik, the two final drillholes of the 2010 program were completed, targeting the remaining untested geophysical anomalies on the property.  Both drillholes intersected altered volcaniclastic and intrusive rock sequences, but no significant mineralization.  All assay results have been received from the 2010 drilling program, and no further work is planned at this time.

At the AS deposit, two drillholes tested surface geochemical anomalies, completing the planned 2010 program.  The low-grade Cu, Mo, and Au values obtained from the program do not support further exploration on the property at this time.

We also completed reconnaissance fieldwork, including mapping and soil geochemistry surveys on the early-stage Doğançilar and Atalan projects this quarter.

China

Exploration drilling in China during the first quarter focused on projects in the Guizhou region, with three drillholes (331 metres) completed at the Banna and Weiruo prospects in the Jinluo Exploration License.

At the Jinfeng mine, 3,607 metres of underground drilling was completed from the 310 level, mainly devoted to infill of mineralized zones along the F2, F3, and F7 faults.  RC drilling was also completed in the Rongban portion of the deposit to better define the continuity and extent of mineralized zones.  Work progressed on a revised structural/lithologic model for the deposit, directed towards refining our knowledge of controls on gold distribution, defining new drill targets, and helping constrain future resource estimates.

In the White Mountain, Eastern Dragon, and Tanjianshan areas, field activities were limited by winter conditions.  Planning of the 2011 field activities and drilling programs for these areas was completed during the quarter.

Brazil

Drilling at the Tocantinzinho project this quarter included 11 diamond drillholes (3,691 metres) testing exploration targets peripheral to the main deposit area.  These targets were defined by a combination of surface soil geochemical anomalies, chargeability or resistivity anomalies, and areas of known mineralization based on garimpiero workings or surface gold occurrences.  Several of the drillholes encountered granitoid units with similar lithologic, alteration, and mineralization character to that found in the Tocantinzinho deposit, although gold assay results received from the first few drillholes have been limited to narrow, low grade intercepts.

Soil sampling programs were initiated during the quarter to extend the area of coverage both along and peripheral to the Tocantinzinho trend.  In addition, grid-based augur drilling commenced within areas containing broad gold geochemical anomalies in soil to more closely define targets for diamond drilling.

At the optioned Agua Branca project, fieldwork this quarter focused on soil geochemical sampling aimed at defining targets for diamond drilling in the second and third quarters.

Nevada

Five reverse circulation drillholes were completed at the optioned Cathedral Well project, testing targets defined by integrating surface geology with CSAMT geophysical surveys.  No significant mineralization was intersected, and no further work is planned at the project of 2011.

MANAGEMENT'S DISCUSSION AND ANALYSIS

for the quarter ended March 31, 2011

Quarterly results

millions (except per share amounts)

	2011	2010 [1]	2010[1]	2010[1]	2010	2009[1]	2009[1]	2009[1]
	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter
Total revenues	$218.1	$212.9	$190.3	$206.4	$181.5	$144.5	$81.6	$80.1
Net income	$52.5	$43.9	$48.8	$60.5	$50.4	$33.3	$30.2	$25.9
Earnings per share
- basic	$0.10	$0.08	$0.09	$0.11	$0.09	$0.08	$0.08	$0.07
- diluted	$0.10	$0.08	$0.09	$0.11	$0.09	$0.08	$0.08	$0.07

(1) Information for 2009 and the second, third and fourth quarters of 2010 is presented in accordance with Canadian GAAP and has not been restated in accordance with IFRS.

The increases in the quarterly results for 2010 result primarily from the acquisition of Sino Gold in the fourth quarter 2009.

Non-IFRS measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance.

Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash operating cost and total cash cost

The table below reconciles cash operating cost from our gold mining operations to production costs. We calculate costs according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

millions (except for gold ounces sold and cash operating cost per ounce)	2011				2010
Reconciliation of cash operating costs to production costs	First quarter	First quarter	Second quarter[2]	Third quarter[2]	Fourth quarter[2]
Production costs – excluding Vila Nova (from consolidated income statement)	$69.9	$64.6	$72.3	$69.1	$69.8
Less:
Royalty expense and production taxes	(7.7)	(4.3)	(9.1)	(7.0)	(6.1)
By-product credits and other adjustments[1]	(1.3)	0.2	(1.4)	(2.4)	(1.5)
Cash operating cost	$60.9	$60.5	$61.8	$59.7	$62.2
Gold ounces sold	148,530	163,446	172,826	154,655	149,022
Cash operating cost per ounce	$410	$370	$357	$386	$418

(1) Stock-based compensation expense has been allocated to production costs in the second, third and fourth quarters of 2010 under Canadian GAAP.

(2) Production costs prepared in accordance with CGAAP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

for the quarter ended March 31, 2011

Cash flow from mining operations before changes in non-cash working capital

We use cash flow from mining operations before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

Earnings from gold mining operations

We use earnings from gold mining operations to supplement our consolidated financial statements, and calculate it by deducting operating costs and depreciation, depletion and amortization directly attributable to gold mining operations from gross revenues directly attributable to gold mining operations.

These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

Operating cash flow, financial condition and liquidity

Operating activities before changes in non-cash working capital generated $91.7 million in cash this quarter, compared to $80.9 million in the same quarter of 2010. The increase in cash flow from a year ago was due to higher operating cash flow from our mining operations.

Capital expenditures

We invested $78.3 million in capital expenditures, mine development, mining licences and other assets this quarter.

Mine development expenditures totalled $39.5 million:

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$32.0 million at Efemçukuru

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$3.7 million at Eastern Dragon

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$3.1 million at Tocantinzinho

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$0.7 million at Perama Hill.

Spending at our producing mines totalled $30.9 million:

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$20.3 million at Kişladağ, mostly related to the Phase III expansion

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$5.8 million at Jinfeng, mostly related to tailings dam construction and underground mine development

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$2.6 million at White Mountain, mainly related to underground mine development exclude Xiaoshiren

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$2.2 million at Tanjianshan, mainly related to processing plant upgrades.

We also spent $5.0 million on Eastern Dragon joint venture buy-in payments, $2.2 million on land acquisition costs in Turkey, and $0.7 million related to fixed assets for our corporate offices in Canada and China.

Liquidity and capital resources

millions	March 31, 2011	December 31, 2010
Cash and cash equivalents	$294.1	$314.3
Working capital	$296.3	$320.3
Restricted collateralized accounts	$55.4	$52.4
Debt	$157.2	$166.7

MANAGEMENT'S DISCUSSION AND ANALYSIS

for the quarter ended March 31, 2011

Chinese regulations governing cash movements within and injected into the country require that our existing debt only be paid from cash flows generated from our Chinese operations that are party to the loans. Management believes that the working capital at March 31, 2011, together with future cash flows from operations, is sufficient to support our planned and foreseeable commitments.

Contractual obligations

millions	2011 $	2012 $	2013 $	2014 $	2015 and later $	Total $
Debt	93.6	31.4	26.6	5.6	-	157.2
Capital leases	0.1	0.1	0.1	-	-	0.3
Operating leases	4.6	6.1	5.0	3.1	-	18.8
Purchase obligations	90.3	25.6	1.6	1.5	-	119.0
Totals	188.6	63.2	33.3	10.2	-	295.3

The table does not include interest on debt.

Debt

Significant changes in our debt from that disclosed in our December 31, 2010 annual MD&A and consolidated financial statements are as follows:

Eastern Dragon HSBC revolving loan facility

During the quarter Eastern Dragon drew down an additional RMB 11.5 million ($1.8 million) under the HSBC revolving loan facility. Subsequent to the end of the quarter an additional RMB 4.3 million ($0.7 million) was drawn down on this facility.

Eastern Dragon China Mercantile Bank line of credit loan

During the quarter Eastern Dragon extended the maturity date of its line of credit loan with China Mercantile Bank to February 5, 2012.

Jinfeng construction loans

During the quarter Jinfeng made scheduled debt payments of RMB 35.0 million ($5.3 million) under its construction loans.

White Mountain working capital loan

During the quarter White Mountain made a debt payment of RMB 50.0 million ($7.6 million).

Dividends

On February 25, 2011 Eldorado paid $27.7 million in dividends to shareholders of record.

Equity

This quarter we received net proceeds of $2.7 million for issuing 312,023 common shares related to stock options and warrants being exercised.

Common shares outstanding - as of May 4, 2011 - as of March 31, 2011	548,948,160 548,499,215
Share purchase options - as of May 4, 2011 (Weighted average exercise price per share: $11.59 Cdn)	11,326,919

MANAGEMENT'S DISCUSSION AND ANALYSIS

for the quarter ended March 31, 2011

Other information

Adoption of IFRS

Effective January 1, 2011 Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. The three months ended March 31, 2011 is our first reporting period under IFRS. Full disclosure of the Company's accounting policies in accordance with IFRS can be found in Notes 2 and 3 to those financial statements. Those financial statements also include reconciliations of the previously disclosed comparative periods financial statements prepared in accordance with Canadian generally accepted accounting principles to IFRS as set out in Note 15.

Internal controls over financial reporting

Eldorado's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in Q1 2011 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Qualified Person

Except as otherwise noted, Norman Pitcher, P. Geo., our Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to Kişladağ, Efemçukuru and Jinfeng.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

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It typically includes words and phrases about the future, such as:  plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, may, could, would, might, will.

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Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.

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It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.

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It is also subject to the risks associated with our business, including

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the changing price of gold and currencies,

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actual and estimated production and mineral reserves and resources,

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the speculative nature of gold exploration,

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risks associated with mining operations and development,

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regulatory and permitting risks,

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acquisition risks, and

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other risks that are set out in our annual information form and MD&A.

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If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

To understand our risks you should review our annual information form, which includes a more detailed discussion of material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand management's current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.